Mail Stop 3561

June 17, 2009

David J. Anderson
Chief Financial Officer
Honeywell International Inc.
101 Columbia Road
Morris Township, New Jersey 07962

Re: Honeywell International Inc.
File No. 001-08974
Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. Anderson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief